Tidelands Bancshares, Inc.

875 Lowcountry Blvd.

Mount Pleasant, South Carolina 29464

May 18, 2010

Via EDGAR

Michael Seaman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:          Tidelands Bancshares, Inc.

Registration Statement on Form S-1 (Registration No. 333-165251)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”) Tidelands Bancshares, Inc. (“Tidelands”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Tidelands’ Registration Statement on Form S-1 (Registration No. 333-165251), initially filed on March 5, 2010 and amended on April 21, 2010 together with all exhibits thereto (the “Registration Statement”).  Tidelands is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time.  In addition, Tidelands may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.  No securities were sold pursuant to the Registration Statement.

Tidelands requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Tidelands for future use.

If you have questions or comments about the foregoing, please call the undersigned at (843) 284-8432 or Jason Wolfersberger of Nelson Mullins Riley & Scarborough LLP at (404) 322-6524.

Very truly yours,

/s/ Robert E. Coffee, Jr.

Robert E. Coffee, Jr.
Chief Executive Officer

cc:     Mr. Jason Wolfersberger, Esq.